Exhibit 99.1

NEWS RELEASE

BESRA REVISES PAYMENT SCHEDULE FOR THE BAU GOLDFIELD

Toronto, Ontario, Canada – 21 May 2013: BESRA (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FSX: OP6) John Seton, Chief Executive Officer is pleased to announce the Company has revised its payment schedule over the next three years for increased ownership of North Borneo Gold Sdn Bhd.

Seton said, “ This revised payment schedule will improve cash flow during the current ebb in gold price.  The new arrangements have been negotiated as part of Besra’s program of cost reduction and greater efficiencies. It’s good news for us as it spreads payments into 2015 and greatly reduces the cash flow demand on the Company over the next six to nine months.”

There is no change in the amount payable by Besra. Upon completion of the payments in September 2015, Besra would have increased its ownership of the Bau Gold Project to 93.55%.

Revised Payment Schedule (USD)

Amount	Purchase Date	Total per Year	Effective Holdings (%)
$600,000	06/14/13		85.61
$800,000	09/02/13		86.36
$800,000	12/02/13	$2,200,000	87.10

$900,000	03/03/14		87.95
$900,000	06/02/14		88.80
$1,000,000	09/01/14		89.75
$1,000,000	12/01/14	$3,800,000	90.70

$1,000,000	03/02/15		91.65
$1,000,000	06/01/15		92.60
$1,000,000	09/01/15	$3,000,000	93.55

Background to the Bau Gold Project

The Bau property is a brown-field project, spread over a large geographic area in which the Company is in consortium with a Malaysian company with material Bumiputra interests that owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains many other important gold mining camps, including Kelian, Mamut and Masupa.

The geology and mineralization of the Bau Goldfield have been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M ounces).

Besra (www.besra.com) is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

NEWS RELEASE

John A G Seton
Chief Executive Officer

For further information contact:
James W Hamilton
Vice-President Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
ir@besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “ Forward-looking information”  within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labor and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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